

07001660

AB 3/1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 TICE BOULEVARD
(No. and Street)

WOODCLIFF LAKE, (City) NEW JERSEY (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRAK P. CATRINI, TIMOTHY BARBA (201) 782-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE
(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CEO

Title

TIMOTHY BARBA
Notary Public, State of New York
No. 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2009



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2006
AND FOR THE YEAR THEN ENDED

VANDHAM SECURITIES CORP.

I N D E X

REPORT LETTER

EXHIBIT A	STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006
Schedule 1	Statement of changes in stockholders' equity for the year ended December 31, 2006
EXHIBIT B	STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006
EXHIBIT C	STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2006
EXHIBIT D	STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006
FOLIO I-VI	NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL DATA

Schedule 1	Computation of net capital computed under Rule 15c3-1 of the Securities and Exchange Commission
Schedule 2	Computation for determination of reserve requirements for a broker-dealer under Rule 15c3-3 of the Securities and Exchange Commission

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

We have audited the accompanying statement of financial condition of Vandham Securities Corp. as of December 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Vandham Securities Corp. as of and for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MYER, GREENE & DEGGE

Dated: February 1, 2007

Exhibit A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 1,088
Cash and cash equivalents segregated under Federal and other regulations (Notes 1E, 2 and 4)	3,805
Receivable from brokers, dealers and clearing organizations (Note 4)	1,479,230
Marketable securities owned, at market value (Notes 1C, 3 and 12)	1,170,513
Fixed assets - net (Notes 1D and 5)	290,382
Deposits, prepaids and other assets	209,942
TOTAL ASSETS	$3,154,960

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 330,141
Salaries, wages and compensation payable	94,974
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3 and 13)	663,141
Subordinated borrowings (Note 11)	1,000,000
Capital lease obligations	153,528
Tenant security deposits	151,270
Deferred lease incentives (Note 14)	78,447
Total Liabilities	2,471,501
Commitments and contingencies (Note 8)	-
Stockholders' equity - Schedule I	683,459
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,154,960

The accompanying notes are an integral part of the financial statements.

Exhibit A
Schedule 1

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock (1)				
	Shares	Amount	Paid in Capital	Retained Earnings	Total
Balance, January 1, 2006	160	$13,300	$715,565	$ 202,328	$ 931,193
Capital contributions	-	-	-	-	-
Net (Loss)	-	-	-	(247,734)	(247,734)
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2006	160	$13,300	$715,565	$(45,406)	$ 683,459

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

Exhibit B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 9,177,371	75.61
Net gains from principal transactions	1,379,928	11.37
Interest, dividends and other income	1,580,371	13.02
Total Revenues	12,137,670	100.00
EXPENSES		
Data and research services	4,283,124	35.29
Employee compensation	4,125,163	33.99
Floor brokerage, commissions and clearing fees	895,955	7.38
Professional fees	842,745	6.93
Payroll taxes and fringe benefits	764,498	6.30
Rent and utilities (Note 8)	416,643	3.43
Auto and travel	192,818	1.61
Dues, subscriptions, licenses and registrations	178,825	1.47
Meals and entertainment	155,253	1.26
Telephone	124,674	1.03
Interest	93,749	.77
Moving, storage, repairs and maintenance	86,328	.71
Office supplies and expenses	65,074	.54
Depreciation (Note 1D)	63,345	.52
Equipment rental	30,025	.25
Real estate and sundry taxes	18,681	.16
Postage	12,150	.10
Advertising	10,000	.08
Contributions	7,542	.06
Insurance	3,034	.03
Staff training and education	427	-
Total Expenses	12,370,053	101.91
(LOSS) BEFORE INCOME TAX PROVISION	(232,383)	(1.91)
CURRENT INCOME TAX PROVISION (Note 6)	15,351	.13
NET (LOSS)	$(247,734)	(2.04)

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings, January 1, 2006	$1,000,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
SUBORDINATED BORROWINGS, DECEMBER 31, 2006	$1,000,000

The accompanying notes are an integral part of the financial statements.

Exhibit D

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(247,734)	
Adjustments to reconcile net income to cash (applied to) operating activities:		
Depreciation	63,345	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	864,083	
Marketable securities owned, at market value	(784,524)	
Securities owned, not readily marketable	22,500	
Deposits, prepaids and other assets	(122,741)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(176,940)	
Salaries, wages and compensation payable	(381,633)	
Marketable securities sold, not yet purchased, at market value	604,976	
Tenant security deposits	151,270	
Deferred lease incentives	40,962	
Cash Provided By Operations		$ 33,564
CASH FLOWS FROM INVESTING ACTIVITIES:		
Fixed asset purchases	(294,956)	
Increase in capital lease obligation	165,825	
Capital lease obligation payments	(12,297)	
Cash (Applied To) Investing Activities		(141,428)
(DECREASE) IN CASH AND CASH EQUIVALENTS		(107,864)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		112,757
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 4,893

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,805 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased
Corporate equity investments	$1,170,513	$663,141

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing organizations is attributable to a single clearing organization.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 5--FIXED ASSETS

As at December 31, 2006 fixed assets consisted of the following:

Capital leases	$ 165,825
Furniture and fixtures	78,937
Office equipment	205,227
Leasehold improvements	79,466
	529,455
Less: Accumulated depreciation	(239,073)
NET TOTAL	$ 290,382

NOTE 6--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal, state and local statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 7--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2006, the Company had net capital, as defined, of $1,214,319, which was $214,319 in excess of its regulatory requirements.

NOTE 8--COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York City facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements.
The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 8--COMMITMENTS AND CONTINGENCIES (CONT'D)

In February, 2004, the Company entered into an agreement for the rental of their Massachusetts offices. The term of the lease is for the three year period from April 1, 2004 to March 31, 2007. The lease calls for a base rent of $2,030 per month. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses. In February, 2006, this lease was amended to include an expansion of the rentable premises and to extend the lease period, under the same general terms and conditions of the original lease, to May 31, 2008. The amendment calls for an annual rent of $28,985, payable in monthly installments of $2,415.

Effective July 1, 2006, the Company entered into a lease agreement for the rental of their Woodcliff Lake, New Jersey facilities. The agreement is for a period of ten years and calls for base monthly rental payments ranging from $15,256 to $16,309, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	Amount
2007	$ 548,000
2008	530,000
2009	521,000
2010	524,000
2011	524,000
Thereafter	1,105,000
	$3,752,000

Total minimum future rental payments have not been reduced by approximately $2,057,000 of sublease rentals to be received in the future under non-cancelable subleases.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 9—RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2006, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

NOTE 10--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 11--SUBORDINATED BORROWINGS

In October, 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. In January 2007, this loan was replaced with a similar loan under the same general terms and conditions. The entire principal amount of the loan is due and payable on January 7, 2008.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 12--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$93,749
Income taxes	49,351

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 13--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 14—DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

Schedule 1

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Total stockholders' equity		$ 683,459
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000
Other allowable credits		62,867
Total capital and allowable subordinated liabilities		1,746,326
Deductions and/or charges:		
Total nonallowable assets	266,953	
Other deductions or charges	-	
Other additions or credits	-	(266,953)
Net capital before haircuts on security positions		1,479,373
Haircuts on trading and investment securities		(265,054)
Undue concentration on trading and investment securities		-
Net capital		1,214,319
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 214,319

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 1,216,415
Difference due to adjustments to net income and certain reclassifications	(2,096)
NET CAPITAL PER ABOVE	$ 1,214,319

Schedule 2

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

CREDIT BALANCES	
Commission Recapture	$ -
Total credit items	-
DEBIT BALANCES	-
Total debit items	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$3,805

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through National Financial Services, LLC, on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In planning and performing our audit of the financial statements of Vandham Securities Corp. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.



MYERS, GREENE & DEGGE

Dated: February 1, 2007

END